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                                                                    Exhibit 99.8

                              FTI CONSULTING, INC.
                              CATEGORICAL STANDARDS
                            FOR DIRECTOR INDEPENDENCE

         A director who meets all of the following categorical standards shall be presumed to be "independent":

     A. During the past five years, the Company has not employed the director, and has not employed (except in a non-officer capacity) any of his or her immediate family members.

     B. During the past five years, the director has not been employed by (or affiliated with) the Company's present or former auditors, and none of his or her immediate family members has been so employed or affiliated (except in a non-officer capacity not involving the Company's business).

     C. During the past five years, neither the director, nor any of his or her immediate family members, has been part of an "interlocking directorate" in which an executive officer of the Company serves on the compensation (or equivalent) committee of another company that employs the director.

     D. The director does not (directly or indirectly as a partner, stockholder or officer of another company) provide consulting, legal or financial advisory services to the Company or the Company's present or former auditors.

     E. The director is not employed by (or affiliated with) a significant supplier or client of the Company. For the purposes of this categorical standard, a supplier or client shall be considered significant if its sales to, or the services it receives from, the Company represent more than (1) 5% of the sales of the supplier or (2) 5% of the Company's revenues.

     F. During the past five years, the director has not had a personal services contract with the Company, its chairman, chief executive officer or other executive officer, or any affiliate of the Company.

     G. The director is not an employee, officer or director of a foundation, university or other non-profit organization to which the Company gives directly, or indirectly through the provision of services, more than $200,000 per annum or 5% of the total annual donations received (whichever is less).

     H. The director does not, either directly or indirectly as a partner, stockholder or officer of another company, own more than 5% of the Company's common stock.